EXHIBIT 3C

                       Extract from Minutes of Meeting of
                                Finance Committee
                                November 25, 1986
                       ----------------------------------

     Senior Vice President (Bob) Hill, reviewed with the Committee, management's recommendation for the establishment of The Prudential Variable Contract Real Property Account. He explained:

1.   That the objective of the Account is to:

     a.   preserve and protect the Account's capital;

     b. provide for compounding of income as a result of reinvestment of cash flow from investments, and

     c. provide for increases over time in the amount of such income through appreciation in the value of its assets.

2. Its strategy is to purchase interests in The Prudential Real Property Account of Pruco Life Insurance Company, a separate account of the Company's wholly-owned subsidiary, Pruco Life Insurance Company. After discussion, the Committee, on motion, duly made and seconded, adopted the following resolution:

     RESOLVED, that, subject to the approval of the Commissioner of Insurance of the State of New Jersey and to such conditions as said Commissioner may impose, pursuant to Section 17B:28-7 of the Revised Statutes of New Jersey, a new commingled variable contract real property account be established, to be designated The Prudential Variable Contract Real Property Account and to be used for variable contracts under which values or payments, or a portion thereof, vary to reflect the investment results of said account, and

     RESOLVED, that the Objective and Policy applicable to the purchase and sale of investments for said new account shall be as described in a memorandum, which has been submitted to this meeting, and




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                                       -2-

     RESOLVED, that proper officers of the Company be and hereby are authorized to take all necessary and appropriate action to register interests in the Account (i.e., the variable contracts) under the Securities Act of 1933, to take all necessary and appropriate steps to couply with or seek regulatory relief from the requirements of the Securities Exchange Act of 1934, if any, that may be applicable to the Account, and to take all necessary and appropriate steps to comply with or seek "no-action" or exeuptive relief from the requirements of the Investment Company Act of 1940, if any, that may be applicable to the Account, including but not limited to the execution and filing of registration statements and amendments thereto, "no-action" requests, applications for exemption, and agreements relating to the management of the Account and for the distribution of Variable Contracts that invest in the Account.

     Prucapital, Inc. reported the following transactions under authority delegated to it on October 31, 1984:

1. Purchased, for Prudential, $15,000,000, 8.72%, Eight-Year Notes of Kellwood Company, at 100.

2. Purchased, for Prudential, $15,000,000, 8.31% Notes due 1992, of Northeast Nuclear Energy Company, at 100, severally and unconditionally guaranteed 81% and 19%, respective1y, by The Connecticut Light and Power Company and Western Massachusetts Electric Company.

3. Entered into a Seven-Year $2,300,000, 9.10% Lease and Security Agreement for truck trailer equipment with National Transport Services, Inc., guaranteed by Wakefern Food Corp.




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                                       -3-

     Acting on behalf of Prudential, as sole stockholder of Pruco, Inc., authorized Pruco, with respect to its subsidiary, PruCapital, Inc., to approve
PruCapital:

     Purchasing of ASR Holdings, Inc. (which would be renamed American Safety Razor Company), for an aggregate consideration of $90,300,000, the following securities:

1. $60,300,000 Eighteen-Month Senior Revolving Notes with interest at 3.75% over Prudential Funding Corporation's 30 day dealer-placed commercial paper rate, and $30,000,000 Eighteen-Month Subordinated Floating Rate Notes with interest at 4.25%, increasing to 4.50% after nine months, over Prudential Funding Corporation's 30 day dealer-placed commercial paper rate.

2. Any portion of the New Revolving Notes and/or the Subordinated Floating Rate Notes would be convertible, at the Company's option, into Fixed-Rate Term Notes with a maturity not to exceed the maturity of the applicable commitment period, and with interest at 3.75% over Prucapital's cost of funds for the designated maturity, in the case of the Senior Revolving Notes, and 4.50% over PruCapital's cost of funds for the designated maturity in the case of the Subordinated Floating Rate Notes, in each case, as determined by the Chairman of Prucapital.

3. At the Company's option, at any time within eighteen months of issuance, the Senior Revolving Notes and the Subordinated Floating Rate Notes may be prepaid and, in the event of such prepayment, not more than $40,300,000 of the senior Revolving Notes may be converted into Six-Year Revolving Notes with interest at 4.00% over Prudential Funding Corporation's 30-day dealer-placed commercial paper rate.

4. If the Company shall elect not to prepay the Senior Revolving Notes and the Subordinated Floating Rate Notes, then the Company may elect, at any time within eighteen months of issuance, to retire such notes in connection with the issuance to PruCapital, of:

     i. not more than $35,300,000 Five-Year Revolving Notes with interest at 4.00% over Prudential Funding Corporation's 30-day dealer-placed commercial paper rate (New Revolving Notes);

     ii. not more than $25,000,000 Fifteen-vear Senior Fixed-Rate Notes, with interest at 4.00% over PruCapital's cost of funds for the designated maturity, as determined by the Chairman of Prucapital; and




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                                       -4-

     iii. not more than $30,000,000 Subordinated Fixed-Rate Notes with a maturity not to exceed the fifteen years, with interest at 5.00% over PruCapital's cost of funds for the designated maturity, as determined by the Chairman of PruCapital.

5. For nominal consideration, shares of the Company's non-voting Class B Common Stock, equal to 2.5% of the total common shares to be outstanding initially and, upon the happening of certain contingencies and the issuance of the notes referred to in paragraph (4) above, up to 26% of the Class B Common Stock.

     The Finance Committee was informed that Prudential-Bache Securities, Inc. will be retained to represent the Company in connection with the future issuance of high-yield debt securities (of which Prudential-Bache would be the underwriter) the proceeds of which could be used to retire the Senior Revolving Notes and Subordinated Floating Rate Notes. The Committee was further informed that the commitment of PruCapital to purchase the securities described above is not contingent either on the retention of Prudential-Bache or on its ability to effect an underwritten offering of the Company's high-yield debt securities.

     Acting on behalf of Prudential, as sole stockholder of PRUCO, Inc., authorized PRUCO, with respect to its subsidiary, PruCapital, Inc., to approve
PruCapital:

1. Purchasing of HAC Acquisition Corp. (which would be renamed Hoffman-Atchley Cabinets, Inc.) an aggregate of up to $13,352,000 of securities consisting of:

     a. $1,000,000 Demand Notes with interest at 4.00% over Prudential Funding Corporation's 30 day dealer-placed commercial paper rate;

     b. $5,000,000 Seven-Year Rpvolvinq Notes, with interest at 4.00% over Prudential Funding Corporation's 30 day dealer-placed commercial paper rate;

     c. $5,820,000 Ten-Year Fixed Rate Term Notes with interest fixed at or prior to closing at 4.00% over PruCapital's cost of funds for similar maturities, as determined bv the Chairman of PruCapital;

     d.   $1,020,000 of non-voting 12% Cumulative Preferred Stock; and

     e.   $512,000 of non-voting Class B Common Stock.




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                                       -5-

2.   a.   Selling to PINNACLE Funding Corp. (PINNACLE) up to $159,000,000 of
          participations, at par, in the utility lease programs, including those described below in the amounts specified therein:

              PruCapital Leases Included in Sale of Participations
                                       to
                             PINNACLE Funding Corp.

                                                                     Maximum
                                                   PruCapital      Participation
               Lessee                              Commitment         Amount
               ------                              ----------      -------------
                                                    ($000's)         ($000's)

Fleet     Baltimore Gas & Electric Co.*             $ 10,000         $ 2,000
Leases    Columbus & Southern Ohio Co.*               12,000           2,000
          Detroit Edison Co.**                        42,500          18,000
          El Paso Natural Gas Co.*                    19,800           5,200
          Kansas City Power & Light Co.               10,000           6,000
          Kansas Gas & Electric Co.                    4,500           2,000
          Mississippi Power & Light Co.                3,000           2,400
          Monongahela Power Co.                        7,500           7,500
          Penn Power & Light Co.**                    45,000          18,000
          Potomac Edison Co.                           6,750           6,000
          San Diego Gas & Electric Co.*               19,000           8,800
          Southern California Edison Co.              26,000          20,000
          Texas Utilities Electric Co.                 4,500           3,300
          Weat Penn Power Co.                          8,500           6,700
                                                    --------        --------
                      Sub-Total                     $219,050        $107,900
                                                    --------        --------
Nuclear   Alabama Power Co.***                      $ 50,000        $ 15,000
Fuel      Indiana & Michigan Electric Co.***         175,000          18,000
Leases    Jersey Central Power & Light Co.***         60,000          18,000
                                                    --------        --------
                      Sub-Total                     $285,000        $ 51,000
                                                    --------        --------
                      Total                         $504,050        $158,900
                                                    ========        ========


  * Programs ostensibly in run-off mode where Maximum Participation Amounts approximate current outstanding:.

 **  Programs in which PruCapital is required to keep a minimum 10% interest.

***  Programs in which PruCapital is required to keep a minimum 20% interest.




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                                       -6-

     b. Entering into a subordinated revolving credit facility for up to $750,000 with PINNACLE, with interest at the prime rate of Barclays Bank PLC (Barc1ays) with advances to be repaid within four years of the initiation of the facility or, if later, by the termination date of a letter of credit and line of credit facility being provided by Barclays to PINNACLE; and

     c. From time to time, selling to PINNACLE up to an additional $141,000,000 of participations, at par, in such utility lease programs as the Chairman of PruCapital may approve and increasing the subordinated revolving credit facility up to an additional $650,000 in connection with such sales.

     PruCapital will subnit a quarterly summary report to the Committee within four weeks of the close of the calendar guarter for which the report is being rendered, setting forth additional participations sold pursuant to the authority requested in paragraph (c) and identifying the lease programs involved.

     This new authority supplements the existing authority to sell participations in floating and fixed rate assets previously granted by the Finance Committee.

     The Capital Markets Group reported the following transactions under authority delegated to it on October 31, 1984:

     Purchased:

1. $12,000,000 par amount of 12.52% United States Government Guaranteed Ship Financing Bonds of Fifth Tug/Barge Corporation, due 2009 at 112.75. The Bonds are fully guaranteed with respect to both principal and interest by the United States Government, represented by the Secretary of Transportation, pursuant to Title XI of the Merchant Marine Act, 1930, as amended.

2. Marine insurance of $1.5 million on the integrated tug/barge from Marsh & McLennan Marine and Energy Services, Inc. at a cost of $28,700 for the first year.

     Authorized the purchase of the following securities:

1.   $66,000,000 Gold Kist, Inc., 9.375%, Ten-Year Notes, at a price of 100.




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                                       -7-

2.   of Vintage Petroleum, Inc.:

     a. $20,000,000 11.0% Ten-Year Subordinated Notes (accompanied by detachable warrants to purchase 300,000 shares, 4.4% fully diluted ownership, of common stock at an exercise price equivalent to the common share price), at 100; and

     b. Non-voting common stock representing a 7.3% fully-diluted equity interest for a purchase price of $5,000,000.

     In connection with Prudential's holdings of Tilden Mining Company and Empire Iron Mining Partnership, authorized the deferring of principal payments aggregating $6,808,000 (including $390,000 due PRIVEST) due on December 1, 1986 for a period up to six months for the five debt issues listed below:

1. $527,000 for the 8.95% First Mortgage Notes, Series B, due 1992 of Tilden Iron Ore Partnership;

2. $1,005,000 (including $57,000 due PRIVEST) for the 10.35% Guaranteed Notes, Series E, due 1996 of TIOP Financing Corporation;

3. $260,000 for the 9 1/2% Secured Notes, Series B, due 1992 of Jay & Sea Corporation;

4. $524,000 (including $19,000 due PRIVEST) for the 10.35% Secured Notes, Series E, due 1996 of Jay & Sea Corporation; and

5. $4,492,000 (including $314,000 due PRIVEST) for the 9.55% Guaranteed Secured Notes, due 1996 of Empire Iron Mining Partnership.

     The actual amounts deferred and their deferral periods would be reported to the Finance Committee in conjunction with our future request for authority to approve a debt restructuring plan for Tilden and Empire or by June 1, 1987, if no such plan is negotiated.

     (Mr. Foley stepped down as Chairman and Mr. Yunich assumed the Chairmanship of the meeting for the next item.)

     Authorized:

1. The sale of Prudential's holdings of S17,000,000, 15 1/4% Senior Notes, $17,000,000, 15 1/4% Subordinated Notes and 600,000 shares of Common Stock of Plastics Specialties and Technologies, Inc. for an aggregate price of approximately $94,000,000; and




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                                       -8-

2. The payment of Prudential's pro rata share of any investment banking or other transaction expenses arising from the sale of the company's securities.

     Mr. Foley resumed the Chairmanship at this point.

     Authorized the sale of 1,375,000 shares of Common Stock of Dunlop Tire Corporation at a price of $17.25 per share.

     The Finance Committee authorized:

1. Amending paragraph 1(c) of Part A of the Delegation of Authority effective October 31, 1984 with respect to investments originated by the Capital Markets Group and PruCapital to increase the aggregate authorization limit for Hydro-Quebec from $300,000,000 to $600,000,000; and

2. Amending paragraph 1(f) of Part E of the Delegation of Authority effective October 31, 1984 with respect to investments originated by the Capital Markets Group to increase the reporting limit for Hydro-Ouebec from $400,000,000 to $600,000,000.

     Authorized Prudential to:

IA. Enter into a partnership to be called Hambro International Venture Fund II as a limited partner with Hambros Bank Group, Anders K. Brag, Richard A. D'Amore, Edwin A. Goodman, Robert S. Sherman and Arthur C. Spinner acting as general partners; and

lB. Make capital contributions to the partnership of up to $2,000,000 in four installments.

2. Invest up to L170,000 in ordinary shares of Hambros Advanced Technoloy Trust PLC.

3A. Enter into a partnership to be called Euroventures Germany C.V., a Netherlands based limited partnership, as a limited partner with Euroventures Management B.V. as the general partner.

3B.  Make capital contributions to the partnership of up to DM 2,000,000.

     Approved changing the existing authority for a three-year subordinated loan in the amount of $l25 million from a loan by Prudential Funding Corporation to Prudential-Bache Securities Inc. to authority for a three-year loan in the amount of $125 million from Prudential Funding Corporation to Prudential Securities Group, Inc., which will, in turn, invest the funds in Prudential-Bache Securities Inc. as SlOO million paid-in capital and $25 million subordinated debt.




                                     II-22
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                                       -9-

     Granted approval for:

1. The repurchase by Prudential Funding or another Prudential affiliate in the open market of up to $80 million face amount of PRS Ill's 11 7/8% sinking fund bonds due 1992, and up to $80 million face amount of PRS Ill's 12 1/8% sinking fund bonds due 1995, provided that the yield spreads over U.S. Treasuries on these bonds are greater than the estimated yield spreads (including all issuance costs) on the Prudential Funding debt to be issued to refund the repurchase of the PRS III bonds;

2. The short-term funding of this repurchase through the issuance by Prudential Funding of commercial paper or other short term debt obligations, if necessary;

3.   The hedging of the repurchased bonds with U.S. Treasury futures contracts;

4. The issuance by Prudential Funding of obligations maturing in 1992 in an amount not to exceed the amount (including the cost, if any, of the hedge) of PRS III bonds maturing in 1992 which are repurchased;

5. The issuance by Prudential Funding of obligations maturing in 1995 in an amount not to exceed the amount (including the cost, if any, of the hedge) of PRS III bonds maturing in 1995 which are repurchased;

6. The expenditure by Prudential Funding of the amounts hereby authorized either for the direct purchase of PRS III bonds or as an advance to another Prudential affiliate in connection with its purchase of PRS III bonds;

7. The expenditure of such sums as may be necessary for legal and other expenses incidental to the closing of this transaction; and

8. The proper officers of The Prudential to execute any and all such actions necessary to consummate this transaction, including but not limited to execution of such documents as are necessary in connection with the repurchase and refinancing of the PRS III bonds, modification of the PRS II notes, and/or issuance of debt or assumption of liability for the repurchased PRS III bonds by affiliates of The Prudential.

     The Committee approved exceeding the stated limits should the opportunity for repurchasing in excess of such limits be available.

     Approved Prudential/Prudential Funding:

1. Entering into a four-year revolving credit facility in an amount not to exceed $500 million, which would be syndicated among approximately 18 non-U.S. banks. The facility would be available on a fully revolving basis throughout its term of four years and any borrowings thereunder would be at a rate of .175% over LIBOR (London Interbank Offering Rate). The pricing on the proposed facility, which includes all fees for arranging, agency, commitment and management, would provide an all-in-cost to Prudential/Prudential Funding of .089% per year, not including leqal and miscellaneous expenses.




                                     II-23
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                                     - 10 -

2. The proper officers of Prudential takinq such actions as are necessary to accomplish this transaction including, but not limited to, negotiation and execution of required documentation.

     All of the foregoing The Prudential Capital Markets Group and The Prudential Realty Group transactions which were authorized or approved were conditioned on the Law Department approving same.

     Received the following (copies of the written reports on file in the Secretary's Department):

1. Oral report by Senior Managing Director Zinbarg on the activities of Prudential Equity Management Associates since the November 10, 1986 meeting.

2.   Third Quarter report -- Jennison Associates (Mr. Hobbs).

3. Report of the miscellaneous transactions by the Prudential Capital Markets Group under delegated authority for the period November 5, 1986 through November 18, 1986.

4. Report of real estate investments and transactions made pursuant to delegated authority.

5.   Treasurer's:

     a. Report as of October 31, 1986 on the General Account net short-term position and long-term and short-term debt outstanding, and

     b.   Third Quarter Interest Rate Swap Report.

                                           /s/
                                           ----------------------------
                                               Secretary




                                     II-24
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                                                          September 22, 1987

     A regular meeting of the Finance Committee was held on the above date.

     Present: Adrian M. Foley, Jr., James G. Affleck, Raymond H. Bateman, Robert
J. Boutihier, Brendan T. Byrne, James C. Kellogg, Burton G. Malkiel, Roger H. McGlynn, Donald E. Procknow, Robert M. Schaeberle, David L. Yunich and the Chairman of the Board. Director Byrne was a temporary member appointed to serve in the absence of Director Bennett. (Also present the following members of management: Ball, Keith, Murch, Wittich, Hall, Koester, Simonson, Stewart, Knapp, Zinbarg, Stamberger, Price, Gillen, Fulford, Zinngrabe, Brookmeyer, Stearns, Southwe1l, Briley, Reynolds, McCann, Haubenstricker, Loomis, O'Hara, Auth, Snow, Gaston, Hawk, Kelly, McGee, Heimberg, MacWilliams, Strum.)

     The minutes of the September 9, 1987 meeting, previously mailed to the Committee members were approved.

     The Committee was advised that the Common Stock of

                 Centronics Corporation
                 CityFed Financial Corporation
                 Lorimar-Telepictures Corporation

(companies which do not meet the criteria for automatic addition to the Approved
List) had been purchased for one or more of our accounts.

     On motion, the Committee approved the addition of the Common Stock of

                 Centronics Corporation
                 CityFed Financial Corporation
                 Lorimar-Telepictures Corporation

to the U.S. Approved List.

     President, Pruco Life Insurance Company, Kelly presented management's recommendation for the amendment of the Objective and Policy applicable to the purchase and sale of investments for The Prudential Variable Contract Real Property Account authorized by the Committee on November 25, 1986. He advised that the shared real property account as originally provided for, wherein Prudential and Pruco Life could both invest directly, was not feasible from a tax standpoint. Under the new structure, a general partnership would be formed with Prudential, Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey participating as general partners. The partnership interests would be held by separate accounts of each company established for the purpose of making the real property investment option available under their respective contracts. After discussion, the Committee, on motion, approved and substituted the following Objective and Policy for that approved November 25, 1986;




                                     II-25
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                                       -2-

               OBJECTIVE AND POLICY APPLICABLE TO THE PURCHASE AND

                 SALE OF INVESTMENTS FOR THE PRUDENTIAL VARIABLE

                         CONTRACT REAL PROPERTY ACCOUNT

     The objective of The Prudential Variable Contract Real Property Account is to (i) preserve and protect the Account's capital; (ii) provide for compounding of income as a result of reinvestment of cash flow from investments, and (iii) provide for increases over time in the amount of such income through appreciation in the value of its assets. The account's strategy is for The Prudential to enter into a general partnership formed to acquire manage and sell real properties and other investments. The Prudential and its wholly-owned subsidiaries, Pruco Life Insurance Company and Pruco Life Insurance Company of Mew Jersey would be general partners of the partnership. The partnership interests would be held in separate accounts of each company established for the purpose of making the real property investment option available to their contract owners. Pursuant to an investment advisory agreement, the Company will act as investment manager for the partnership.




                                     II-26
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                                       -3-

     PruCapital reported the following transactions under authority delegated to it on October 31, 1984:

     1. Purchased, for Prudential, $20,000,000 Floating Rate Term Notes of Mortgage and Realty Trust, due 1990, at 100, with interest at 0.27% over three-month LIBOR.

     2. Purchased, for Prudential, $19,000,000 9.41% Notes of B.C.I. Associates, due 1994, at 100. The Notes will be secured by a first mortgage on the Chateau Plaza, a 168,000 square foot office building located in Dallas, Texas. C. Itoh & Co., Ltd. and C.H. Beazer (Holdings) PLC, will each severally and unconditionally guarantee payment of 50% of the principal and interest on the Notes.

     Authorized the purchase, for Prudential, at 100, of Meridian Trust Company, as owner-trustee, of up to $45,000,000 Secured Term Notes, due 2003, with interest to be fixed on or before funding at 2.65% over the rate on Treasury Notes having a maturity approximately equal to the average life of the Notes. The Notes would be secured by a mortgage on the real estate and improvements, a first lien on all machinery and equipment, an assignment of the power purchase agreement with Central Maine Power (CMP), an assignment of the lease, and assignment of all other rights, permits and easements necessary to operate the Project (hydroelectric facility at an existing dam site on the Androscoggin River near Topsham, Maine).

     Acting on behalf of Prudential, as sole stockholder of Pruco, Inc. authorized Pruco with respect to its subsidiary PruCapital, Inc., to approve Pru
Capital:

     Purchasing the following securities:

     (a) $15,000,000 Three-Year Seasonal Notes of Choctaw Maid Farms, Inc., with interest at 4.50% over Prudential Funding Corporation's 30-day yield-adjusted commercial paper rate;

     (b) $20,000,000 Seven-Year Revolving Notes of Choctaw Maid Farms, Inc., with interest at 4.50% over Prudential Funding Corporation's 30-day yield-adjusted commercial paper rate, convertible at the company's option during the first two years to Fixed Rate Term Notes with maturities not to exceed the remaining term of the Revolving Credit Agreement, with interest at 4.50% over PruCapital's cost of funds for similar maturities as determined by the President and CEO of PruCapital;

     (c) $20,500,000 Twelve-Year Term Notes of Choctaw Maid Farms, Inc., at 100, with interest fixed at or prior to closing at 4.50% over the rate on Treasury Notes for a maturity, of up to 7.5 years, to be selected by the company, and at the end of such fixed rate period, at the company's option, at either (i) 4.50% over PruCapital's cost of funds, as determined by the President and CEO of PruCapital, for maturities not to exceed the remaining term of the Notes or (ii) at 4.50% over Prudential Funding Corporation's 30-day yield-adjusted commercial paper rate; and

     (d)  $3,000,000 non-voting Common Stock of CMF Investors Inc.

     Director Yunich not participating in the discussion nor voting on the issue.

     Director Foley stepped down as Chairman of the Committee prior to the presentation of the following two items. Mr. McGlynn assumed the Chair.

     The Committee authorized:

     (1) the purchase of $60,000,000 Borden Chemicals and Plastics Operating Limited Partnership 11.10% Twelve-Year senior Notes at 100;

     Director Foley not participating in the discussion nor voting on the issue.

     (2) the sale of 100 shares of Class B Common Stock of Bermans for an aggregate price of $14,712.

     Directors Foley and Yunich not participating in the discussion nor voting on the issue.

     Director Foley assumed the Chairmanship for the balance of the meeting.

     The Committee authorized the purchase of the following:

     (1)  of Air Express International Corporation:

          (a)  $25,000,000 12.10% Six-Year Senior Notes, and

          (b) $20,000,000 11.15% Twelve-Year Convertible Subordinated Notes convertible into common stock of Air Express International Corporation at $22 per share, both at 100;

     (2) up to $2,000,000 of 6.5% Ten-Year Participation Certificate Notes of the Local Initiatives Management Assets Corporation (formerly the Community Investment and Mortgage Acceptance Corporation) at 100;

          In connection herewith, the Committee cancelled its authorization of August 12, 1986.

     Authorized:

     (1) the exchange of our entire holding of preference and ordinary shares of Haden Group plc for cash and/or shares (ordinary and/or preference) of MacLellan plc having an aggregate fair market value of not less than (British Pounds) 17,000,000 (reduced by the amount of proceeds received by Prudential upon redemption, in full or in part, of the preference shares), subject to an escrow arrangement;

     (2) entry into an escrow arrangement whereby up to (British Pounds) 5,400,000 of Prudential's share of the proceeds shall be held in escrow pending the receipt of proceeds from the termination of Haden Group plc's pension plan; and

     (3) the sale of any preference and ordinary shares of MacLellan plc received in connection with the sale of our share holding of Haden Group plc from time to time at prices not less than the fair market value of such shares.

     Authorized:

     (1) the sale of 1,040 shares of Class B Common Stock of Texas Bottling Group, Inc., at $100 per share, and

     (2) the granting of an option on 1,040 shares of Class B Common Stock of Texas Bottling Group, Inc., exercisable at $100 per share between September 1989 and September 1994.

     Ratified the purchase of $250,000,000 Asset Backed Securities Corporation Series-4 7.40% Class 4-A Notes due 1989 at a price of 99.92 to yield 7.54%, secured by (i) a pool of installment sales contracts, (ii) security interests in the vehicles financed, and (iii) an obligation on the part of GMAC to repurchase defaulted contracts up to 5% of the outstanding principal balance of the Obligations, secured by an irrevocable letter of credit issued by Credit Suisse.

The Committee took the actions listed below:

(A)  V-511--Southfield (Metropolitan Detroit) Michigan

     Authorized The Prudential to:

     1. Enter into a limited partnership (PMTC) with The State Treasurer of The State of Michigan as custodian for a number of State pension funds (The State) for the purpose of owning and operating 2000, 3000, 4000/4400 Town Center, RTC Joint Venture (82%), and the to-be-built 1000 Town Center;




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                                       -6-

     2. Contribute to PMTC 2000, 3000, 4000/4400 Town Center and the 82% interest in the RTC Joint venture in return for a distribution equal to 50% of the agreed value of the contributed properties ($95,000,000 less up to $4,500,000 for future lease-up costs);

     3. Enter into the necessary contracts for the development of a shell complete office building and parking garage (1000 Town Center), provided the investment does not exceed $60,000,000 (including $4,220,000 previously authorized), and expend up to an additional $10,000,000, for tenant improvements, leasing commissions, marketing, and start-up costs;

     4. Contribute (within 5 years) to PMTC the shell complete 1000 Town Center in return for a distribution equal to:

          (a)  50% of the agreed shell value ($30,000,000) and

          (b) 50% of the amount (up to $10,000,000 including interest) spent for tenant improvements, leasing commissions, marketing, and start-up costs;

     5. Contribute to PMTC up to $10,000,000 (less the amount, if any, distributed to Prudential under 4b. above) for tenant improvements, leasing commissions, marketing, and start-up costs at 1000 Town Center which contribution is to be matched by The State;

     6. Fund an escrow agreement for $250,000 to be applied, if necessary, towards providing an 8% return to The State during the fist year of PMTC;

     7. Agree that PMTC borrow on a non-recourse basis up to $62,500,000 (25% of current agreed value) to fund operations and/or leasing costs including tenant finish, if necessary, on a short-term basis at prevailing rates;

     8. Provide services as general partner for reimbursed costs during the first five years of partnership operations and thereafter for an annual fee of 25 basis points times total capital contributions adjusted annually by the CPI.

(B)  PRISA 360 One Beacon Street, Boston, Massachusetts

     Authorized The Prudential (for PRISA) to enter into a lease agreement with Palmer and Dodge, a major Boston law firm, for approximately 120,609 square feet, expanding to 182,071 square feet in 1988, for a term commencing on June 1, 1987 and terminating on December 31, 2001, with three five-year renewal options and expansion options for approximately 120,400 square feet.




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                                       -7-

(C)  PRISA 00 281    PRISA 00 509
     PRISA 00 383    PRISA 00 520
     PRISA 00 403

     Arlington Heights and Villa Park, Illinois; Cincinnati, Ohio; Bismarck, North Dakota and Orlando, Florida

     Authorized The Prudential (for PRISA) to sell three regional and two enclosed community shopping centers for $156,251,000, all cash.

(D) #7 501 488 and #7 501 489 Indianapolis, Indiana; Swatara Township (metropolitan Harrisburg), Pennsylvania and Atlanta, Georgia

     Authorized:

     (a) The Prudential to purchase or fund the following two zero coupon commercial mortgage loans at a purchase price which will produce a combined bond-equivalent yield to maturity of a minimum of 140 basis points over the five-year Treasury:

          1) #7 501 488; compound interest accruing at a rate not to exceed 11.62%; balance at maturity not to exceed $9,000,000;

          2) #7 501 489; compound interest accruing at 10.92%; balance at maturity--$94,719,904.

          Each of the above loans would be secured by mortgages on properties in Indianapolis, Indiana; Swartara Township, Pennsylvania; and Atlanta, Georgia; the loans would have a combined loan-to-value ratio of 63% based on the combined face amount (including the remaining balance of the two existing mortgages at the maturity of the zero coupon notes).

     (b) The Prudential Realty Group may purchase Loan #7 501 489 without purchasing or funding Loan #7 501 488, or at an earlier date than it purchases or funds Loan #7 501 488.

(E)  Sale of a Pool of Residential Mortgages

     Authorized The Prudential to:

     1) Sell on a servicing-released basis a pool of up to 8,600 residential mortgages with an aggregate principal balance of approximately $66,840,000, at a price of not less than 85% of par.

     2) Incur all necessary and appropriate legal and other expenses in connection with the sale.




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




                                       -8-

(F)  #7 501 393 Westbury and Long Island City, New York

     Authorized The Prudential to:

     1) purchase $22,000,000 Revenue Bonds of the Nassau County Industrial Development Agency secured by a first leasehold mortgage on land and an office building; and

     2) make a loan in the approximate amount of $9,500,000 (the difference between $31,500,000 and the amount of the Bonds); 9.50%, seven-year; interest only during the first 60 months, (to be coterminous with the Revenue Bonds) and to be secured by a second leasehold interest in the same land and office building securing the Revenue Bonds and a fee interest in a 40,000 square foot industrial building. The mortgages would be cross-defaulted.

     As to items (A), (B), (C) and (D)(a) above, the Committee also authorized the expenditure of such sums as may be necessary for legal and other expenses incidental to the closing of the transaction.

     The Prudential Realty Group reported on the following real estate transaction under authority delegated to it on October 31, 1984 in which the amount involved exceeded $5,000,000.

PRISA 00 320 Dallas, Texas

     Sold an undivided 50% interest in the Dallas Hilton Hotel and garage for $7,600,000, all cash.

     Under authority delegated to it on October 31, 1984, The Prudential Realty Group authorized the following term loan (in excess of $5,000,000) secured by a mortgage on the indicated property, which loan bears the ratio to appraisal as shown:

     #7 501 275 Pike Creek Valley (Metropolitan Wilmington), Delaware

     $12,850,000; 9.75% 8.5 years; interest only, payable monthly during the first 48 months; loan on a shopping center--72%.

     The Prudential Realty Group reported for the General Account net new business authorized under authority delegated to it of $117,539,775 and net new business authorized today by the Finance Committee of $339,707,000 and for the various Mortgage and Property Separate accounts net new business authorized under delegated authority of $13,718,578 and net new business authorized today of $133,939,000.

     All of the foregoing The Prudential Capital Markets Group and The Prudential Realty Group transactions which were authorized or approved were conditioned on the Law Department approving same.




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                                       -9-


     The Treasurer reviewed with the Committee our current investment strategy with respect to matching of assets and liabilities indicating we have started to employ various methods for extending or shortening asset durations, as needed. She reviewed various alternatives now being used which, in addition to providing greater flexibility in duration management, may be more economical and less disruptive to our commercial paper program. These transactions, although not involving an explicit borrowing of funds, in many cases create leverage on Prudential's balance sheet. Counting the leverage implicit in these transactions as borrowings would result in a temporary bulge in General Account borrowings; currently about $400 million, with the potential to exceed our $700 million borrowing authority within the next several weeks. She requested authorization to, (1) expand the borrowing authority to encompass the type of balance sheet leveraging transactions that might be pursued and (2) increase the borrowing limits for the General Account from $700 million to $1.5 billion. After discussion the Committee, on motion, authorized the expansion of the borrowing authority and an increase in the borrowing limit for the General Account.

     The Treasurer reported:

     (1) on the current status of the repurchase program by Prudential Funding of certain of its Eurodollar sinking fund bonds, the PRS III Bonds (formerly the Prudential Realty Securities III 11 7/8% sinking fund bonds due 1992 and the 12 1/8% sinking fund bonds due 1995). She indicated that $73,850,000 face amount of such bonds, maturing in 1992, have been repurchased at a total dollar price of $79,810,402 and $63,500,000 face amount of such bonds maturing in 1995 had been repurchased at a total dollar price of $71,561,625. The before-tax present value savings of the repurchases completed to date is approximately $2.438 million for the 1991 bonds and approximately $1.889 million for the 1995 bonds, which assumes we will be able to refund the bonds at rates of 55 basis points over Treasuries for the 1992 maturity and 70 basis points over Treasuries for the 1995 maturity. She further indicated as the bonds have been repurchased, they had been hedged with U.S. Treasury futures contracts in order to lock-in the yield spread over U.S. Treasuries;

     (2) that, pursuant to the Committee's authorization of April 14, 1987, a credit facility in the amount of $500 million for The Prudential Securities Group had been successfully syndicated with a broad group of international banks (35 banks in 9 countries).

     On motion, duly made and seconded, the Committee adopted the following resolution:

     RESOLVED, that the Treasurer is hereby authorized to open and maintain accounts in the name of the Company at the Guaranty Trust Company of Canada, Toronto.




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                                     - 10 -

     Received the following (copies of the written reports on file in the Secretary's Department):

1. Oral report by Managing Director Zinbarg on the activities of Prudential Equity Management Associates since the September 8, 1987 meeting.

2. Report on the current status of our investment in Public Service of New Hampshire.

3. Report of the miscellaneous transactions by the Prudential Capital Markets Group under delegated authority for the period September 2, 1987 through September 15, 1987.

4. Report of real estate investments and transactions made pursuant to delegated authority.

5. Treasurer's report as of August 31, 1987 on the General Account net short-term position and long-term and short-term debt outstanding.

     On motion, adjourned.

                                           /s/
                                           ----------------------------
                                               Secretary










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